November 29, 2006

VIA MODEM AND FEDEX

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Pam Howell
Ronald E. Alper

	Re:	Millstream II Acquisition Corporation Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A File No. 000-51065

Ladies and Gentlemen:

On behalf of Millstream II Acquisition Corporation, a Delaware corporation (“Millstream II”), we are submitting in response to the comment letter dated November 27, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Comment Letter”) the accompanying Amendment No. 3 (“Amendment No. 3”) to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). This letter sets forth the responses to each of the Staff’s comments in the Comment Letter, when appropriate, identifies the location of the changes or additions made, and also reflects certain updating and clarifying changes.

The headings and numbered paragraphs of this response letter correspond to the headings and paragraphs in the Comment Letter.

General

1.	Please update the Schedule 14A to reflect the information contained in the 8-K filed on November 20, 2006. Provide clear disclosure throughout the proxy statement of the potential risks to the company and investors. We may have further comment.

The Legal Proceedings and Sprinturf’s MD&A sections of the proxy statement have been revised to provide disclosure regarding the inquiry by the Office of the Inspector General of the General Service Administration, which was disclosed by Millstream II in the Form 8-K it filed on November 20, 2006. In addition, a risk factor has been added regarding the effects of a negative outcome of such inquiry. Lastly, the proxy statement has been revised to provide the effect, if any, that the inquiry has had on the valuation of the transaction by Millstream II’s Board of Directors. See pages 27, 45, 101, and 111 of the typeset and Edgar versions of Amendment No. 3.

U.S. Securities and Exchange Commission
November 29, 2006

2.	We note that the amendment to the merger agreement makes reference to what happens in the event the acquisition of Sprinturf occurs in the fiscal year 2007. Please explain this reference in light of the requirement that the 24 month time period for completing the acquisition will end on December 23, 2006. Further, discuss the impact this definitive requirement from the Form S-1 may have upon the adjournment proposal. We may have further comment.

The amendment to the merger agreement makes reference in the EBITDA calculations for acquisitions completed by Sprinturf following the consummation of the merger. The amendment does not contemplate the acquisition of Sprinturf in the fiscal year 2007 as the merger with Sprinturf must occur prior to December 23, 2006. It is currently anticipated that Millstream II’s special meeting of stockholders will occur on Thursday, December 21, 2006. In no event will the meeting be adjourned to a date later than December 23, 2006.

Summary, page 9

3.	We note your response to comment seven of our letter dated November 6, 2006 that the basis for the belief that Sprinturf is third in the North American synthetic turf market is based upon published information regarding the number of square feet of synthetic turf installed in 2005. Provide a citation to this published information.

The proxy statement has been revised to include that the published information is from “The Global Artificial Gross Market 2005,” AMI Multi-Client Research Report, Bristol, U.K. published by Applied Marketing Information Ltd. See page 10 of the typeset and Edgar versions of Amendment No. 3.

4.	We note your response to comment nine of our letter dated November 6, 2006 and we partially reissue the comment. Please disclose which applications are required to meet government and regulatory requirements and whether Sprinturf has received any of the necessary government or regulatory approvals for those applications.

The proxy statement has been revised to reflect that Sprinturf’s playground applications are required to have HIC (Head Injury Requirement) approval and to pass ASTMF-1292 tests (Impact Attenuation of Surfacing Materials with Fall Height). Additionally, the proxy statement has been revised to reflect that Sprinturf’s playground products have HIC approval and have passed ASTMIF-1292 tests for 5’ and 8’ drop heights. See page 10 of the typeset and Edgar versions of Amendment No. 3.

5.	We note your response to comment 10 of our letter dated November 6, 2006 and we partially reissue the comment. You state on page 11 of amendment 2 that Mr. Julicher “may be deemed to be the beneficial owner of the shares received by his spouse, Mrs. Julicher, in the merger.” Please revise to state that Mr. Julicher will be the beneficial owner. Refer to Securities Act Release No. 33-4819 (“a person is regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children”).

The proxy statement has been revised to reflect that Mr. Julicher will be deemed to be the beneficial owner of the shares received by his spouse, Mrs. Julicher, in the merger. See page 11 of the typeset and Edgar versions of Amendment No. 3.

U.S. Securities and Exchange Commission
November 29, 2006

6.	We note that the amendment to the merger agreement removed the indemnification and escrow agreement. Please clarify the reasons for this change and discuss the impact to the company and investors.

The proxy statement has been revised to disclose that as a result of the amendment to the merger agreement, there will be no shares of Millstream II common stock held in escrow to satisfy certain claims brought against Millstream II within 18 months of the consummation of the merger as originally contemplated by the merger agreement. The proxy statement has been further revised to clarify that such change was a result of a negotiation amongst the parties as the total number of shares receivable by the Sprinturf sole shareholder was reduced by almost the same amount of shares that would have been held in escrow. Lastly, the proxy statement has been revised to reflect the effect such change will have on Millstream II. See page 11 of the typeset and Edgar versions of Amendment No. 3.

Risk Factors, page 24

7.	We partially reissue prior comment 12 of our letter dated November 6, 2006. We continue to note that the employment agreement will not be entered into until after the consummation of the merger. Provide clear disclosure throughout the proxy statement of the resultant risks to investors, as they will not know the material terms of any employment agreement at the time they vote on the merger proposal. Also, add a risk factor.

The proxy statement has been revised to reflect the risk to investors resulting from the fact that an employment agreement with Mr. Spector has not been negotiated to date and will not be negotiated until after the consummation of the merger. In addition, a risk factor has been added with respect to this matter. See pages 15 and 31 of the typeset and Edgar versions of Amendment No. 3.

8.	We note the risk factor on page 27 discussing the credit facilities. Please add a separate risk factor regarding the continuing defaults of certain covenants.

The proxy statement has been revised to include a separate risk factor regarding Sprinturf’s continuing defaults under its credit facilities. See page 30 of the typeset and Edgar versions of Amendment No. 3.

9.	We note the risk factor relating to redemption of warrants on page 28. Please clarify the risk in greater detail in the subheading and in the narrative. Also, explain the reference to warrantholders being forced to sell the underlying common stock for less than fair value. The redemption would only appear to apply to outstanding warrants, rather than warrants that had been exercised.

The risk factor heading has been revised to reflect that the warrants may be redeemed at a time when a current prospectus is not available and as a result will be unexercisable. In addition, the body of the risk factor has been revised to outline the different risk which could result from the redemption of the warrants. See page 30 of the typeset and Edgar versions of Amendment No. 3.

U.S. Securities and Exchange Commission
November 29, 2006

10.	We note your response to comment 17 of our letter dated November 6, 2006 that the costs of dissolution and liquidation will be paid from the amount held in trust. Revise the risk factor subheading and narrative to clearly disclose the risk to investors. Also, as previously requested, state the current amount held outside the trust and the current amounts owed by the company.

The proxy statement has been revised to include the risks associated with paying the cost of dissolution and liquidation from the proceeds held in trust in a separate risk factor. The risk factor includes the amount currently held outside the trust and the current amounts owed by Millstream. See page 33 of the typeset and Edgar versions of Amendment No. 3.

11.	We note your response to comment 18 of our letter dated November 6, 2006 and we partially reissue the comment. You indicate that shareholders may potentially be liable for claims. Please explain when shareholders claims would be before creditors. We may have further comment.

The risk factor has been revised to reflect that Millstream II stockholders will be liable for claims by creditors to the extent of distributions received by them in the liquidation. See page 33 of the typeset and Edgar versions of Amendment No. 3.

12.	Please clarify in the risk factor on page 31 the obligation of the company to bring a claim against Mr. Spector. Revise similar disclosure on page 53. We note your supplemental response to comment 40 of our letter dated November 6, 2006 that Millstream would have to bring a claim against Mr. Spector to enforce his liability obligation. Clarify whether the company has an obligation to bring this claim, if necessary.

The risk factor has been revised to reflect that Millstream II must bring a claim against Mr. Spector in order to enforce Mr. Spector’s indemnification obligation. The risk factor has been further revised to clarify that Millstream II is not obligated to bring such action. Similar disclosure throughout the document has been consistently revised. See pages 33 and 59 of the typeset and Edgar versions of Amendment No. 3.

The Merger, page 37

13.	We partially reissue prior comment 20 of our letter dated November 6, 2006. State the date when Renthon was retained. If this date was before the IPO was completed, clarify whether disclosure was included in the prospectus. If this date was immediately after, clarify whether there was any communication, preliminary or otherwise, prior to the completion of the IPO. Also, clarify whether Renthon would have a claim against the company for the amount that is owed if the merger is not completed. We may have further comment.

The proxy statement was revised to clarify Renthon was retained on December 30, 2004 after the consummation of Millstream II’s initial public offering and that there were no communications, preliminary or otherwise, prior to the initial public offering. Lastly, the proxy statement was revised to clarify that Millstream II believes Renthon would have a vendor claim in the event the transaction does not occur. See page 40 of the typeset and Edgar versions of Amendment No. 3.

U.S. Securities and Exchange Commission
November 29, 2006

14.	Please explain why any unusually high number of scheduled installations were delayed into future periods, resulting in less than expected third quarter results. Also, provide the basis for the belief that these results will not impact 2007 projected results because these are mostly one time events. Clarify the impact the increased installation costs had on the results and whether this was seen as a one time event or a continuing trend.

The proxy statement was revised to explain why an unusually high number of scheduled installations were delayed into future periods. The proxy statement was further revised to clarify the impact of the increased installation cost and why these increased cost are considered one time events rather than a continuing trend. See page 43 of the typeset and Edgar versions of Amendment No. 3.

15.	We note the amendment to the merger agreement as a result of third quarter results. We also note the investigation disclosed in the Form 8-K filed on November 20, 2006. Please discuss the impact this has had upon your determination of the valuation of the transaction and the determination that the 80% test was met. We may have further comment.

See Millstream II’s response to comment no. 1. The proxy statement has been revised to provide the effect, if any, that the inquiry has had on the valuation of the transaction by Millstream II’s Board of Directors. See page 45 of the typeset and Edgar versions of Amendment No. 3.

16.	Disclose the “certain financial metrics” that will result in the payment of additional consideration in the merger agreement.

The proxy statement has been revised to disclose the “certain financial metrics” that will result in the payment of additional merger consideration. See page 44 of the typeset and Edgar versions of Amendment No. 3.

17.	Please explain how the determination will be made to pay in common stock rather than cash if paying in cash would cause the value of the common stock received by the Sprinturf shareholder to be less than 40% of the total value of the consideration received. Please clarify. Also, explain whether this means the entire amount would be paid in common stock or only a portion of the amount.

The proxy statement has been revised to disclose that if the value of the Millstream II common stock is less than 40% of the total value of the consideration received then the consideration will be paid in stock rather than cash and that such determination will be made each time additional consideration is due. See page 44 of the typeset and Edgar versions of Amendment No. 3.

U.S. Securities and Exchange Commission
November 29, 2006

18.	Explain the “certain accounts receivable” for which Mrs. Julicher will receive cash equal to $.50 for every $1 collected within two years of the anniversary date.

The proxy statement has been revised to specify the accounts receivables for which Mrs. Julicher will receive cash equal to $0.50 for each $1.00 collected. See page 63 of the typeset and Edgar versions of Amendment No. 3.

Millstream II’s Reasons for the Merger and Recommendation of the Millstream II Board, page 42

19.	We reissue prior comment 23 of our letter dated November 6, 2006. Please provide a comparison of the last fiscal year with the prior year and explain in greater detail the basis for the belief that the interim period results will continue.

The proxy statement has been revised to provide a comparison of the last fiscal year with the prior year and to explain in greater detail the basis for the belief that the interim period results will continue. See page 44 of the typeset and Edgar versions of Amendment No. 3.

20.	When discussing the cash that will be available to Sprinturf after the merger is completed, assuming minimum and maximum conversion, include a discussion of the cash after payments to be made upon completion of the merger transaction, such as the payments to Renthon and Messrs. Carter and Musser.

The proxy statement has been revised to include how the amount of cash available to the combined company, assuming minimum and maximum conversion, were calculated. See page 48 of the typeset and Edgar versions of Amendment No. 3.

21.	We note your response to comment 25 of our letter dated November 6, 2006 and we partially reissue the comment. We note the list of major competitors on page 91. Please provide the estimated market share attributable to each, if known.

The proxy statement has been revised to include the estimated market share attributable to the top three competitors in the industry. Millstream II does not know the exact amount of each competitors’ market share. In addition, the proxy statement has been revised to reflect that 40% to 50% of the market share is divided among between 25 to 30 competitors. See page 46 of the typeset and Edgar versions of Amendment No. 3.

Litigious Nature of Industry/Competitors, page 45

22.	Please provide updated disclosure with regard to the litigation with Fieldturf International, Inc.

The proxy statement has been revised to update the status of the litigation with FieldTurf. See pages 50 and 100 of the typeset and Edgar versions of Amendment No. 3.

23.	Please disclose any additional known challenges to Sprinturf’s patent no. 5,976,645. Provide disclosure of the material risks arising from any challenges.

The proxy statement has been revised to disclose an additional known challenge to Sprinturf’s patent 645. An existing risk factor was revised to include the risks associated with such additional challenge. See page 26 of the typeset and Edgar versions of Amendment No. 3.

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U.S. Securities and Exchange Commission
November 29, 2006

24.	It appears that an action was filed by WorldTurf against Sprinturf in Texas district court. Please provide disclosure of this matter or tell us why disclosure is unnecessary.

The proxy statement has been revised to include disclosure regarding the action brought by WorldTurf. See pages 51 and 100 of the typeset and Edgar versions of Amendment No. 3.

Due Diligence Information Materials, page 47

25.	Please explain which set of projections were used to determine the valuation of the transaction, that the transaction is fair to investors, and that the 80% test was met. We note your references both to the aggressive projections and to a more conservative set of projections. Clarify when the more conservative set of projections was made. Also, revise the risk factor relating to the valuations, to make it clear that the projections were aggressive.

The proxy statement states that both sets of projections were used to determine the valuation of the transaction, that the transaction is fair to investors, and that the 80% test was met. The proxy statement has been revised to clarify when the conservative set of projections were made. Lastly, the risk factor relating to the Millstream II’s use of projections has been revised to reflect that one set of those projections was aggressive. See pages 32 and 54 of the typeset and Edgar versions of Amendment No. 3.

26.	We note your response to comment 33 of our letter dated November 6, 2006 and we reissue the comment. Please provide a detailed discussion of how the company determined the value of the transaction, and how the company determined that the 80% test was met. Provide a detailed discussion of the valuation method(s) used by the company. If the company did not determine a specific valuation or range of valuation for this transaction, provide a detailed discussion as to how you made the determination that the transaction was fair and that the 80% test was made. We may have further comment.

The proxy statement has been revised to provide a discussion of how Millstream II’s Board determined the value of the transaction and that the 80% test was met. A risk factor has been added to disclose the risk associated with Millstream II’s Board’s use of non-GAAP measures in its valuation. See pages 31 and 57 of the typeset and Edgar versions of Amendment No. 3.

27.	We note your response to comment 34 of our letter dated November 6, 2006 and we partially reissue the comment. Please explain the calculation that resulted in an enterprise value of approximately $50 million.

The proxy statement has been revised to explain how the enterprise value was calculated. See page 56 of the typeset and Edgar versions of Amendment No. 3.

U.S. Securities and Exchange Commission
November 29, 2006

Effect of Termination, page 63

28.	We reissue prior comment 43 of our letter dated November 6, 2006. It would appear that the schedule to the merger agreement relating to finders’ fees would be a material schedule and should be filed with the merger agreement as an annex. If you do not believe it is material, provide a detailed analysis as to why and provide a copy of the annex supplementally.

The disclosure schedule is not material as it merely makes reference to the consulting agreement pursuant to which a fee is due to Mr. Warren Musser and does not provide any additional information that would be useful to stockholders. The schedule has been supplementally provided to the Staff.

Information About Sprinturf, page 80

General, page 80

29.	We partially reissue prior comment 47 of our letter dated November 6, 2006. Provide clear disclosure of any negative findings in the study by Dr. Mancino for all-rubber infill synthetic turf systems. Provide a copy of the Mancino report supplementally if not already provided.

The proxy statement has been revised to disclose that the study compared the playing characteristics of fields with different G-Max ratings. In addition, the proxy statement has been revised to reflect that the study found that all-rubber infill fields result in slower play and causes muscle fatigue when compared to sand/rubber infill fields with higher G-Max ratings. See page 88 of the typeset and Edgar versions of Amendment No. 3.

Products, page 84

30.	Please name the one material supplier of fiber. Also, clarify whether any of the several suppliers of rubber are material suppliers.

The proxy statement has been revised to include the name of the material supplier of fiber as well as to clarify that there are no material suppliers of rubber. See pages 91 and 92 of the typeset and Edgar versions of Amendment No. 3.

Product Development, page 87

31.	We note that Sprinturf acquired the two material patents. Disclose the transaction(s) whereby the patents were acquired. State when these patents were acquired and the party from whom they were acquired, as well as any affiliation with that party.

The proxy statement has been revised to disclose when the patents were acquired, a description of the transactions whereby the patents were acquired, the party from whom they were acquired and any affiliation with the party. See page 94 of the typeset and Edgar versions of Amendment No. 3.

U.S. Securities and Exchange Commission
November 29, 2006

Marketing, page 89

32.	We note your response to prior comment 52 of our letter dated November 6, 2006. Please disclose the status of the “financial arrangement with an unrelated third party who agreed to reimburse Sprinturf the amount of the discount.” We note the statement on page 93 that “Sprinturf believes this third party owes the company approximately $3.1 million for unpaid discounts.” Add clear disclosure to this section that this reimbursement has not been made to date. Please disclose how Sprinturf intends to pursue this matter. State whether Sprinturf was reimbursed for any of the amount. Lastly, name the party who agreed to the reimbursement and state whether there was a written agreement.

The proxy statement has been revised to include the name of the party who agreed to reimburse Sprinturf, the amount reimbursed to date, the amount still due from the third party and Sprinturf’s intended course of action. See page 96 of the typeset and Edgar versions of Amendment No. 3.

Installation, page 89

33.	We note your response to prior comment 55 of our letter dated November 6, 2006. Please explain how the “strategic acquisition of the two patents relating to [Sprinturf’s] synthetic turf systems” is related to Sprinturf’s partnering “with its suppliers to jointly develop advanced synthetic turf technology.” Please explain whether there are any agreements or financial arrangements between Sprinturf and its suppliers regarding the joint development of advanced turf technology.

The proxy statement has been revised to make clear that the acquisition of the patents is not related to Sprinturf’s partnering with its supplier. The proxy statement has also been revised to reflect that Sprinturf has not entered into any written or oral agreement or financial arrangements with its suppliers for the development of advanced technology. See page 95 of the typeset and Edgar versions of Amendment No. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 93

34.	Please explain how you determined the minimum amount of cash that will be available to the combined company. Also, provide more detailed discussion of the debt that may be required to be repaid from the cash. Provide clear disclosure throughout the proxy statement when referring to the minimum cash amount.

The proxy statement has been revised to explain how the minimum amount of cash available after the merger was determined. In addition, the proxy statement has been revised to disclose the debt that may be required to be repaid from the cash available at closing. See page 102 of the typeset and Edgar versions of Amendment No. 3.

U.S. Securities and Exchange Commission
November 29, 2006

35.	We note your response to comment 61 of our letter dated November 6, 2006. You state on page 94 that “…Sprinturf believes it can sell its products at full price to customers it may have offered discounts to historically.” Please provide the basis for the statement. Explain why sales might not decrease as a result of elimination of the discounts.

The proxy statement has been revised to provide the basis for Sprinturf’s belief that it can sell its products at full price to customers it may have otherwise offered a discount to historically. See page 102 of the typeset and Edgar versions of Amendment No. 3.

Contingencies, page 102

36.	We note the discussion of the litigation involving the pet day care facility on page 102. This would appear to be a material litigation that should be included in the table on page 45 and the discussion on page 92, or explain why the addition is unnecessary.

The litigation involving the pet day care facility has not been added as it has been settled.

Directors and Management of the Combined Company Following the Merger, page 118

37.	We partially reissue comment 68 of our letter dated November 6, 2006. Disclose the amount of time Mr. Spector will devote to Sprinturf, in addition to the percent of time.

The proxy statement has been revised to include the amount of hours per week that Mr. Spector will devote to the combined company. See page 127 of the typeset and Edgar versions of Amendment No. 3.

38.	We note your response to comment 72 of our letter dated November 6, 2006. Briefly describe the facts and circumstances surrounding the 2002 plea of nolo contendere.

The proxy statement has been revised to describe the facts and circumstances surrounding Mr. Julichers nolo plea. See page 127 of the typeset and Edgar versions of Amendment No. 3.

39.	Disclose when Mr. Levine commenced his employment with Specialty Services Corp. Provide the month and date for beginning and ending employment with The Sales Factor. Provide the business activity from the end of employment with The Sales Factor in 2003 and April 2004.

The proxy statement has been revised to reflect Mr. Levine’s business activities between 2003 and April 2004 and the month and date for the beginning and ending of his employment with The Sales Factor. See pages 127 and 129 of the typeset and Edgar versions of Amendment No. 3.

Warrants and purchase option, page 132

40.	We note your revised note 5- Stockholders’ equity, page F-29 in response to our prior comment 82 of our letter dated November 6, 2006. However, as stated in our prior comments, please revise your description of the warrants in this section consistent with your notes and warrant agreement to disclose that (i) in no event will you be required to net cash settle the warrant exercise or UPO, (ii) the warrants and UPO will not be exercisable unless there is an effective registration statement with respect to the common stock underlying the warrants and (iii) if a registration statement is not effective for the common stock underlying the warrants and UPO, the warrants and UPO may expire worthless.

The proxy statement has been revised to include the disclosure provided in footnote 5. See page 141 of the typeset and Edgar versions of Amendment No. 3.

U.S. Securities and Exchange Commission
November 29, 2006

41.	Please revise to file the “Warrant Clarification Agreement” and “Amendment to Underwriter Purchase Options” as Exhibits.

The “Warrant Clarification Agreement” and “Amendment to Underwriter Purchase Options” have been filed as exhibits to Millstream II’s Amendment No. 1 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

Specialty Surfaces International, Inc. d/b/a Sprinturf and Empire & Associates, Inc.

Financial Statements for the Year Ended December 31, 2005 and 2004

Note 8- Commitments and contingencies, F-12 and Legal proceedings, page 92

42.	We note you have included disclosures of a range of loss related to only one lawsuit in response to comment 77 of our letter dated November 6, 2006. Please revise to clarify the likelihood of the future outcome (see paragraph 3 of SFAS 5).

The footnote has been revised to clarify that any amount of loss in excess of the recorded amount cannot be reasonably estimated. See page F-13 of the typeset and Edgar versions of Amendment No. 3.

43.	In addition to our comment above, we note several litigations discussed here and in MD&A. Please revise to provide an estimate of possible loss or range of loss or state such estimate cannot be made (consistent with the guidance of SFAS 5) and discuss the likelihood of the future outcome (see paragraph 3 of SFAS 5) with regard to each of the legal proceedings. In addition, as stated in our prior comment 58, expand your discussions in MD&A accordingly.

The footnote has not been revised to include all of the litigation disclosed in the proxy statement as those legal proceedings do not rise to the level of disclosure in the footnotes under GAAP requirements. The proxy statement has been revised to make the MD&A consistent with the footnote disclosure regarding contingencies. See page 111 of the typeset and Edgar versions of Amendment No. 3.

Note 8- Other, F-13

44.	We note you revised disclosures relating to 2005 in response to comment 78 of our letter dated November 6, 2006. However, please revise to provide the discounts you have offered to customers, discounts that were paid and the balance of discounts payable and the discounts reimbursed by the third party for all the periods presented.

The proxy statement has been revised to disclose that Sprinturf did not offer discounts in 2003 and 2004 and for the nine months ended September 30, 2006 and as a result no discounts were received by customers. See page F-13 of the typeset and Edgar versions of Amendment No. 3.

U.S. Securities and Exchange Commission
November 29, 2006

Specialty Surfaces International, Inc. d/b/a Sprinturf and Empire & Associates, Inc.

Interim Financial Statements for the Nine Months Ended September 30, 2006

General

45.	Considering the significant change in your common stock outstanding, please revise to include a statement of shareholders’ deficit. In addition, please add a footnote explaining the changes in equity.

The proxy statement has been revised to include a statement of shareholder’s deficit and a footnote has been added to explain the changes in equity. See pages F-18 and F-22 of the typeset and Edgar versions of Amendment No. 3.

Millsteam II Acquisition Corporation financial statements for the nine months ended September 30, 2006

Note 7- Merger, F-38

46.	It appears that the terms of the merger agreement disclosed here has not been revised consistent with the revised terms discussed in “Summary of the material terms of the merger” on page 1 and elsewhere. Please revise or advise.

The proxy statement has been revised to update the footnote to include the new terms of the transaction. See page F-39 of the typeset and Edgar versions of Amendment No. 3.

General

47.	Please revise the interim financial statements of Sprinturf and Millstream II to conform to any changes made in the annual financial statements as a result of our comments above.

The interim financial statements of Sprinturf and Millstream II have been revised as appropriate.

Other Exchange Act Filings

48.	Please revise your other Exchange Act reports to comply with the comments above, as applicable.

Millstream II’s Exchange Act reports have been amended, as necessary.

U.S. Securities and Exchange Commission
November 29, 2006

We trust that Amendment No. 3 to the proxy statement and this response letter satisfactorily respond to the Comment Letter. If there are any questions, please call the undersigned at 305-373-9421. Your assistance in this matter is appreciated.

Very truly yours,

BROAD AND CASSEL

/s/ Miriam A. de Oliveira

Miriam A. de Oliveira, Esq.

cc:	Mr. Arthur Spector